Form 10-K, Exhibit 13
period 1996-12-31
HEARTSTREAM INC/DE
filed 1997-03-31
CIK 1004313

SELECTED FINANCIAL DATA

STATEMENTS OF OPERATIONS DATA

In thousands except per share data
Year Ended December 31,                     1996      1995      1994      1993
--------------------------------------------------------------------------------

Net sales                               $    957  $     --   $    --   $    --
Gross margin                                 362        --        --        --
Operating expenses:
  Research and development                 6,397     5,167     2,549       956
  General and administrative               5,009     2,218     1,020       370
  Sales and marketing                      3,559       763       347        94
Loss from operations                     (14,603)   (8,148)   (3,916)   (1,420)
Net loss                                 (12,007)   (7,474)   (3,851)   (1,438)

Net loss per share                      $  (1.12) $  (2.77)  $ (1.46)  $ (0.55)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Shares used to calculate
  net loss per share                      10,768     2,700     2,633     2,601
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Pro forma (unaudited):
  Net loss per share                    $  (1.07) $  (1.01)  $ (0.66)  $ (0.40)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Shares used to calculate
     pro forma net loss per share         11,176     7,379     5,847     3,639
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

BALANCE SHEET DATA

Cash, cash equivalents
  and securities
  available-for-sale                    $ 50,080  $ 13,839   $ 3,540   $   321
Working capital                           50,077    13,355     3,310       122
Total assets                              55,290    16,864     4,928       556
Accumulated deficit                      (24,779)  (12,757)   (5,289)   (1,438)
Total stockholders' equity                52,465    15,054     3,830       201

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Heartstream, Inc. ("Heartstream" or "Company") was founded in December 1992 and has conducted organizational, research and development, market development and clinical trial activities during the past four years with the intention to commercially produce and market its automatic external defibrillator ("AED"), ForeRunner-TM-. The Company had an accumulated deficit of $24.8 million at December 31, 1996, and expects to continue to incur operating losses at least through mid 1998 as it builds its sales force, increases market development activities, seeks regulatory clearance for its products in additional jurisdictions, develops new products and increases administrative activities to support the growth of the Company. The Company does not have significant experience manufacturing, marketing or selling its products in commercial quantities and there can be no assurance that the ForeRunner defibrillator will ever gain commercial acceptance or that the Company will ever achieve profitability.

During 1996, the Company received the required approvals to market the ForeRunner AED and its accessories in several countries. In May 1996, the Company received its CE mark under the European Medical Device Directives Annex II process, allowing it to market the ForeRunner device and its accessories in the 18 countries of the European Economic Area. In September 1996, the United States Food and Drug Administration ("FDA") granted the Company clearance to market its products in the United States. In October 1996, Heartstream received a certificate of compliance from the Canadian Standards Association, permitting the Company to market the ForeRunner and its accessories in Canada. Finally, in November 1996, the FDA announced the Company's products were cleared for use on aircraft. The Company and its distributors are required to comply with various regulations regarding product quality and safety in order to maintain these approvals. Failure to comply with these requirements could result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, suspension of production, or delays in the approval of additional products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

With completion of ForeRunner's development and required regulatory approvals, the Company initiated commercial shipments of the ForeRunner and its accessories to Heartstream's direct customers and international distribution partners in November 1996. As a result, the Company recorded first-time revenues of approximately $1.0 million in the fourth quarter of 1996.

LITIGATION
In 1995, Physio-Control Corporation ("Physio-Control"), a competitor of the Company, filed a lawsuit in Washington state court alleging trade secret misappropriation and tortious interference with business relations against the Company and five of its employees and their spouses in connection with development of ForeRunner. These employees were founders of Heartstream and former employees of Physio-Control. The complaint includes related allegations that the five employees breached proprietary information agreements with Physio-Control. The complaint seeks injunctive relief, unspecified monetary damages and an order declaring Physio-Control the owner of certain patent applications filed by the Company and any patents that may issue from those applications. Heartstream has filed counterclaims against Physio-Control. The pending litigation has resulted and will continue to result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. If the court finds against the Company, the Company could be enjoined from manufacturing or commercializing its ForeRunner product, the Company could be required to seek licenses from Physio-Control, and the Company could also be held liable for damages. The litigation is currently in the discovery phase with a trial date set for September 1997. The Company has conducted a review of its technology in light of the Physio-Control claims and, after consultation with its intellectual property and litigation counsels, believes that the Company should prevail in the litigation based on several defenses including, among other things, the Company's conclusion that it has independently developed the technology at issue. However, litigation is subject to inherent uncertainties, especially in cases such as this where complex technical issues may be decided by a lay jury. Accordingly, no assurance can be given that the lawsuit will not be decided against the Company. Adverse determinations in the litigation with Physio-Control could have a material adverse effect on the Company's business, financial condition and results of operations.

As of December 31, 1996, the Company had filed a total of 35 patent applications with the U.S. Patent and Trademark Office, 16 of which had either been issued or allowed. On January 7, 1997, the Company was awarded a patent relating to the Company's defibrillator self-test technology. On January 10, 1997, the Company filed a lawsuit against Physio-Control for infringement of this patent. Physio-Control has filed a counterclaim charging infringement of one of its patents by the Company. The litigation is at a very early stage and a trial date has not yet been determined.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1996 AND 1995
Net sales totaled $1.0 million for the year ended December 31, 1996. The Company had no sales in 1995 or prior years. Net sales in 1996 reflect initial sales of ForeRunner and its accessories to both direct customers and distribution partners. Sales to the Company's distribution partners accounted for approximately 80% of net sales during 1996, and accessories represented approximately 20% of total domestic and international sales. The Company anticipates domestic sales to represent approximately two-thirds of total sales in 1997.

Gross margin was $0.4 million, or 38% of net sales, in 1996. The Company expects gross margins to improve in 1997 as product throughput increases and manufacturing efficiencies are implemented. Changes in the Company's geographic market mix are also expected to favorably impact average sales prices due to a relative reduction in the mix of sales to distribution partners at distributor prices compared to products sold through the Company's direct sales force.
Sales to distribution partners are typically made at a discount to the Company's standard list prices. Margins in future periods may be affected by volume discounts on sales to significant customers.

Research and development expenses, which include clinical trial, regulatory submission and patent legal expenses, totaled $6.4 million in 1996. This represents an increase of $1.2 million, or 24%, over the prior year. The increase was due primarily to the increased size of the development team, the related personnel costs and increased patent legal expenses. The Company expects research and development expenses in 1997 to continue near current levels as the development team evaluates production results, seeks to improve the ForeRunner production process, and undertakes development of new products and product enhancements.

General and administrative expenses for the year ended December 31, 1996 were $5.0 million, compared to $2.2 million for the year ended December 31, 1995. This represents an increase of $2.8 million, or 126%, over the prior year. The increase was a result of increased costs to operate as a public company, additional administrative functions to support growth of the Company and additional legal costs in connection with the Physio-Control litigation. General and administrative expenses are expected to continue to increase during 1997 to support the increasing scope of business activities and continuing litigation with Physio-Control.

Sales and marketing expense totaled $3.6 million for the year ended December 31, 1996, compared to $0.8 million for the year ended December 31, 1995. The increase of $2.8 million, or 366%, resulted from the Company hiring its first domestic sales representatives, developing international distributor relations, creating promotional and advertising campaigns to support the launch of ForeRunner and its accessories and creating customer support services. Sales and marketing expenses are expected to increase significantly with the hiring of additional direct sales personnel, establishment of additional distribution channels, increased advertising and promotional campaigns, and other efforts directed toward the world-wide commercialization of ForeRunner.

Interest income totaled $2.7 million for the year ended December 31, 1996, compared to $0.8 million for the year ended December 31, 1995. The increase of $1.9 million, or 234%, was due to increased cash, cash equivalents and securities available-for-sale resulting from the completion of the Company's initial public offering in February 1996.

YEARS ENDED DECEMBER 31, 1995 AND 1994
For the year ended December 31, 1995, research and development expenses were $5.2 million, compared with $2.5 million for the same period in 1994. The increase of $2.6 million, or 103%, was due primarily to increased development staff and related personnel costs and the costs of multicenter clinical trials which began in late 1994 and concluded in late 1995. Research and development expenses represent 63% of the loss from operations in 1995 and 65% of the loss from operations in 1994.

General and administrative expenses for the year ended December 31, 1995 were $2.2 million, an increase of $1.2 million over 1994. The increase of 117% was due to increased personnel and facilities costs and legal costs to support the Physio-Control litigation.

Marketing expenses totaled $0.8 million for the year ended December 31, 1995 compared with $0.3 million for 1994. The 120% increase was primarily due to increased headcount and related personnel costs as the Company began to develop promotional strategies and identify target markets.

Interest income increased $0.6 million for the year ended December 31, 1995 to $0.8 million, compared to $0.2 million for the same period in 1994. The increase in 1995 was primarily due to increased cash and investments resulting from a private equity financing consummated in March 1995.

Deferred compensation of $0.8 million was recorded in the fourth quarter of 1995, representing the difference between the exercise prices of 113,472 shares of common stock subject to options granted in the fourth quarter of 1995 and the deemed fair value of the Company's common stock on the grant dates.
Compensation expense of $0.6 million attributed to the shares was amortized in the year ended December 31, 1995. The remaining deferred compensation is being amortized to operating expense over the vesting periods of the shares.

INCOME TAXES

The Company has not generated any net income to date and therefore has not paid any federal income taxes since inception. At December 31, 1996, the Company had net operating loss carryforwards of approximately $24.0 million and research and development credit carryforwards of approximately $0.2 million, net of carryforwards expected to expire before their complete utilization. The operating loss carryforwards and research and development carryforwards begin to expire in the year 2008. Utilization of federal income tax carryforwards is subject to certain limitations under Section 382, of the Internal Revenue Code of 1986, as amended. The Company's past sales of preferred and common stock have resulted in "ownership changes" as defined under Section 382, resulting in limitations on the future use of carryforwards. These limitations are expected to result in the expiration of approximately $1.0 million of net operating loss carryforwards and approximately $0.1 million research and development credit carryforwards before their complete utilization.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through the sale of equity securities and through equipmentfinancing arrangements. In February 1996, the Company raised $49.0 million, net of offering costs, in an initial public offering of 4,140,000 shares of common stock at $13 per share. Through December 31, 1996 the Company has raised approximately $77.4 million from equity securities, net of offering costs, and equipment financing arrangements. Cash used to fund operating activities was $11.5 million for the year ended December 31, 1996, compared with $6.4 million for the same period in 1995, reflecting increasing net losses principally related to increased marketing and general and administrative expenditures. Cash, cash equivalents and securities available-for-sale were $50.1 million at December 31, 1996.

The Company expects to continue to incur operating losses as it supports the growth of its sales and marketing organization, begins development of new products and builds general and administrative infrastructure to support continued growth of the Company. Although the Company believes that existing cash, cash equivalents and securities available-for-sale and cash flows from sales will be sufficient to fund its operations for at least the next 24 months, there can be no assurance that the Company will not require additional financing in the near future or that additional financing will be available on satisfactory terms, if at all.

STATEMENTS OF OPERATIONS


Year Ended December 31,                                                          1996                1995                1994
-----------------------------------------------------------------------------------------------------------------------------

Net sales                                                                $    956,803        $         --        $         --
Cost of sales                                                                (594,319)                 --                  --
-----------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                                362,484                  --                  --

Operating expenses:
  Research and development                                                  6,397,226           5,166,832           2,548,570
  General and administrative                                                5,008,966           2,217,530           1,020,552
  Sales and marketing                                                       3,558,892             762,754             346,773
-----------------------------------------------------------------------------------------------------------------------------

                                                                           14,965,084           8,147,116           3,915,895

Loss from operations                                                      (14,602,600)         (8,147,116)         (3,915,895)

Other income (expense):
  Interest income                                                           2,718,322             812,715             169,759
  Interest expense                                                           (122,610)           (139,161)           (104,503)
-----------------------------------------------------------------------------------------------------------------------------

Net loss                                                                 $(12,006,888)       $ (7,473,562)       $ (3,850,639)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

  Net loss per share                                                     $      (1.12)       $      (2.77)       $      (1.46)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

  Shares used to calculate net loss per share                              10,767,799           2,699,524           2,632,501
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Pro forma (unaudited):
  Net loss per share                                                     $      (1.07)       $      (1.01)       $      (0.66)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

  Shares used to calculate pro forma
     net loss per share                                                    11,176,187           7,378,625           5,847,066
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------



See accompanying notes.

BALANCE SHEETS

ASSETS

December 31,                                                 1996         1995
--------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                           $24,726,216  $ 5,970,768
  Securities available-for-sale                        25,353,693    7,867,929
  Accounts receivable, net                                944,579           --
  Inventories                                           1,548,441      602,462
  Prepaid expenses                                        114,091      104,445
--------------------------------------------------------------------------------
     Total current assets                              52,687,020   14,545,604

Property and equipment, net                             2,492,351    1,965,984
Deferred offering costs                                        --      301,806
Other assets                                              111,084       50,486
--------------------------------------------------------------------------------
                                                      $55,290,455  $16,863,880
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

December 31,                                               1996           1995
--------------------------------------------------------------------------------

Current liabilities:
  Accounts payable                                $   1,779,871   $    523,649
  Accrued compensation and benefits                     293,312        108,531
  Other accrued expenses                                127,246        245,636
  Current portion of long-term obligations              409,207        313,249
--------------------------------------------------------------------------------
     Total current liabilities                        2,609,636      1,191,065

Long-term obligations, less current portion             215,753        618,741

Commitments and contingencies

Stockholders' equity:
  Convertible preferred stock, $0.001 par value:
     Authorized shares - 5,000,000
     Issued and outstanding shares -
        none at December 31, 1996,
        and 6,190,341 at December 31, 1995                   --          6,190
  Common stock, $0.001 par value:
     Authorized shares - 30,000,000
     Issued and outstanding shares -
        11,635,404 at December 31, 1996,
        and 967,307 at December 31, 1995                 11,635            967
  Additional paid-in capital                         77,271,965     28,010,289
  Accumulated deficit                               (24,779,410)   (12,757,351)
     Deferred compensation                              (39,124)      (206,021)
--------------------------------------------------------------------------------
     Total stockholders' equity                      52,465,066     15,054,074
--------------------------------------------------------------------------------
                                                  $  55,290,455   $ 16,863,880
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


See accompanying notes.

STATEMENTS OF STOCKHOLDERS' EQUITY


                                                         Convertible Preferred Stock                     Common Stock
                                                       -------------------------------         --------------------------------
                                                           Shares           Par Value              Shares           Par Value
                                                           ------           ---------              ------           ---------

Balance at December 31, 1993                            1,639,000             $ 1,639             750,000              $  750
Issuance of Series B preferred stock
  in exchange for note payable                            125,000                 125                  --                  --
Issuance of Series B preferred stock,
  net of offering costs of $20,600                      1,750,000               1,750                  --                  --
Exercise of stock options                                      --                  --               2,225                   2
Net loss                                                       --                  --                  --                  --
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                            3,514,000               3,514             752,225                 752

Issuance of Series C preferred stock,
  net of offering costs of $703,927                     2,676,341               2,676                  --                  --
Exercise of stock options                                      --                  --             215,082                 215
Deferred compensation related to
  grant of certain stock options                               --                  --                  --                  --
Amortization of deferred compensation                          --                  --                  --                  --
Unrealized gains on securities
  available-for-sale                                           --                  --                  --                  --
Net loss                                                       --                  --                  --                  --
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                            6,190,341               6,190             967,307                 967

Issuance of common stock,
  net of offering costs of $4,834,880                          --                  --           4,140,000               4,140
Conversion of preferred stock to
  common stock                                         (6,190,341)             (6,190)          6,190,341               6,190
Exercise of stock warrants                                     --                  --              41,380                  41
Exercise of stock options                                      --                  --             274,475                 275
Issuance of common stock under
  employee stock purchase plan                                 --                  --              21,901                 222
Amortization of deferred compensation                          --                  --                  --                  --
Unrealized losses on securities
  available-for-sale                                           --                  --                  --                  --
Net loss                                                       --                  --                  --                  --
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                   --             $    --          11,635,404             $11,635
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


                                                       Additional                                                       Total
                                                          Paid-In         Accumulated            Deferred       Stockholders'
                                                          Capital             Deficit        Compensation              Equity
                                                    -------------         -----------        ------------       -------------

Balance at December 31, 1993                          $ 1,636,653        $ (1,438,168)             $   --          $  200,874
Issuance of Series B preferred stock
  in exchange for note payable                            499,875                  --                  --             500,000
Issuance of Series B preferred stock,
  net of offering costs of $20,600                      6,977,650                  --                  --           6,979,400
Exercise of stock options                                     221                  --                  --                 223
Net loss                                                       --          (3,850,639)                 --          (3,850,639)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                            9,114,399          (5,288,807)                 --           3,829,858

Issuance of Series C preferred stock,
  net of offering costs of $703,927                    18,027,784                  --                  --          18,030,460
Exercise of stock options                                  34,072                  --                  --              34,287
Deferred compensation related to
  grant of certain stock options                          834,034                  --            (834,034)                 --
Amortization of deferred compensation                          --                  --             628,013             628,013
Unrealized gains on securities
  available-for-sale                                           --               5,018                  --               5,018
Net loss                                                       --          (7,473,562)                 --          (7,473,562)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                           28,010,289         (12,757,351)           (206,021)         15,054,074

Issuance of common stock,
  net of offering costs of $4,834,880                  48,980,980                  --                  --          48,985,120
Conversion of preferred stock to
  common stock                                                 --                  --                  --                  --
Exercise of stock warrants                                    (41)                 --                  --                  --
Exercise of stock options                                  66,677                  --                  --              66,952
Issuance of common stock under
  employee stock purchase plan                            214,060                  --                  --             214,082
Amortization of deferred compensation                          --                  --             166,897             166,897
Unrealized losses on securities
  available-for-sale                                           --             (15,171)                 --             (15,171)
Net loss                                                       --         (12,006,888)                 --         (12,006,888)
-----------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                          $77,271,965        $(24,779,410)        $   (39,124)       $ 52,465,066
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

STATEMENTS OF CASH FLOWS

OPERATING ACTIVITIES


Year Ended December 31,                                                          1996                1995                1994
-----------------------------------------------------------------------------------------------------------------------------

Net loss                                                                 $(12,006,888)        $(7,473,562)        $(3,850,639)
Adjustments to reconcile net loss to
  net cash used in operating activities:
     Depreciation and amortization                                            749,374             501,259             179,520
     Amortization of deferred compensation                                    166,897             628,013                  --
     Amortization of premiums and (accretion)
        of discounts on securities                                            197,263               5,103            (112,063)
     Increases in:
        Accounts receivable                                                  (944,579)                 --                  --
        Inventories                                                          (945,979)           (602,462)                 --
        Prepaid expenses                                                       (9,646)             (1,691)            (89,718)
        Other assets                                                          (60,598)             (5,217)            (28,781)
        Accounts payable and accrued expenses                               1,322,613             579,500             120,627
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                     (11,531,543)         (6,369,057)         (3,781,054)


INVESTING ACTIVITIES

Purchases of property and equipment                                        (1,275,741)         (1,472,624)           (415,121)
Purchases of securities                                                   (57,364,843)         (9,369,070)         (6,786,881)
Sales of securities                                                         8,500,000           1,500,000                  --
Maturities of securities                                                   31,166,645           1,500,000           5,400,000
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (18,973,939)         (7,841,694)         (1,802,002)



FINANCING ACTIVITIES

Year Ended December 31,                                                          1996                1995                1994
-----------------------------------------------------------------------------------------------------------------------------

Issuance of common stock,
  net of issuance costs                                                    49,266,154              34,287                 223
  Issuance of preferred stock,
     net of issuance costs                                                         --          18,030,460           6,979,400
Proceeds from investor notes                                                       --                  --             500,000
Proceeds from financing agreements                                                 --             533,052                  --
Principal payments on
  capitalized lease obligations                                              (307,030)           (241,314)            (90,889)
Decrease (increase) in
  deferred offering costs                                                     301,806            (216,462)            (85,344)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                  49,260,930          18,140,023           7,303,390

Net increase in cash and cash equivalents                                  18,755,448           3,929,272           1,720,334
Cash and cash equivalents,
  beginning of period                                                       5,970,768           2,041,496             321,162
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                 $ 24,726,216        $  5,970,768        $  2,041,496
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


NONCASH TRANSACTIONS AND SUPPLEMENTAL DISCLOSURES

Cash paid for interest                                                  $     122,610        $    139,161        $    104,503
-----------------------------------------------------------------------------------------------------------------------------
Property and equipment acquired through
  capital lease agreements                                              $          --        $         --        $    553,464
-----------------------------------------------------------------------------------------------------------------------------
Conversion of note payable to preferred stock                           $          --        $         --        $    500,000
-----------------------------------------------------------------------------------------------------------------------------
Deferred compensation on stock option grants                            $          --        $    834,034        $         --
-----------------------------------------------------------------------------------------------------------------------------



See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.   BUSINESS

Heartstream, Inc. ("Company") developed and manufactures an automatic external defibrillator ("AED"), designed to improve survival rates from sudden cardiac arrest ("SCA"), the leading cause of death in the United States. The Company sells its product, ForeRunner-TM-, and its accessories into domestic and international markets. All of the Company's manufacturing operations are located in Seattle, Washington. In prior years the Company was classified as a development stage Company, but is no longer considered to be in the development stage as its planned principal operations began in November 1996.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS
Cash and cash equivalents represent short-term investments consisting of commercial paper and money market funds carried at cost, which approximates market. The Company considers all short-term investments purchased with maturities of three months or less to be cash equivalents.

SECURITIES AVAILABLE-FOR-SALE
The Company's investment portfolio is classified as available-for-sale, and such securities are stated at fair value based on quoted market prices, with the unrealized gains and losses adjusted through the accumulated deficit. Interest earned on securities available-for-sale is included in interest income. The cost of investments in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in value judged to be other than temporary on securities available-for-sale are also included in interest income. The cost of securities sold is determined using the specific identification method.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT
Property and equipment, including assets pledged as security in financing agreements, are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the following estimated useful lives:

     Manufacturing and engineering equipment           3 to 7 years
     Computers and software                            3 to 5 years
     Office equipment and furniture                    3 to 7 years

Tooling used in the manufacturing process is carried at cost less accumulated amortization. Amortization of tooling costs is charged to cost of sales based on the estimated unit production of the specific tool.

REVENUE RECOGNITION
Revenue from product sales is recognized upon shipment of the product and recorded net of estimated returns.

DEFERRED COMPENSATION
The Company records deferred compensation for the difference between the exercise price and the deemed fair value for financial reporting purposes of stock options granted. The compensation expense related to such grants is amortized over the vesting period.

DEFERRED OFFERING COSTS
The Company defers legal, accounting, professional and other issuance costs incurred in connection with its equity offerings. Such costs were offset against the offering proceeds upon closing.

NET LOSS PER SHARE
Net loss per share is computed based on the weighted average number of common shares outstanding and gives effect to the following adjustments: common equivalent shares are not included in the per-share calculation where the effect of their inclusion would be antidilutive, except that, in accordance with Securities and Exchange Commission requirements, common and common equivalent shares issued during the 12-month period prior to the filing of an initial public offering have been included in the calculation as if they were outstanding for all periods using the treasury stock method and the initial public offering price of $13 per share even though their inclusion would be antidilutive.

The pro forma net loss per share is computed based on the historical net loss per share adjusted for the assumed conversion of all outstanding shares of convertible preferred stock into common stock at the time of issuance.

CONCENTRATION OF CREDIT AND OTHER RISKS
The Company is subject to concentrations of credit risk from its cash, cash equivalents, investments, and accounts receivable. The Company's credit risk is managed through the purchase of investment-grade securities and diversification of the investment portfolio among issuers, industries, and maturities.

During 1996, approximately 80% of net sales was generated from sales to the Company's two distributors. The Company performs credit evaluations on these and all other customers whenever deemed necessary and generally does not require collateral. At December 31, 1996, the Company recorded an allowance for doubtful accounts of $20,046.

All of the Company's significant suppliers are subject to the Company's on-going qualification and acceptance procedures. Certain key components are purchased from single source suppliers. Any significant component supply delay or interruption could require the Company to qualify new sources of supply.

STOCK-BASED COMPENSATION
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), The Company has adopted the disclosure-only provisions of Statement 123, and applies Accounting Principles Board Opinion No. 25 ("APB 25") and related Interpretations in accounting for its stock option plans. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Recognition of stock-based compensation expense under Statement 123 requires the use of a fair value method to value stock options using option valuation models which were developed for purposes other than valuing employee stock options.
Pro forma disclosure of net loss and earnings per share under Statement 123 is provided in Note 10 to the financial statements.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 3.   SECURITIES AVAILABLE-FOR-SALE

Securities available-for-sale consist of the following:


                                                                                Gross               Gross
                                                                           Unrealized          Unrealized                Fair
                                                                Cost            Gains              Losses               Value
-----------------------------------------------------------------------------------------------------------------------------

December 31, 1996
Government-backed securities                             $ 9,614,320          $ 6,616            $ (3,593)        $ 9,617,343
Corporate debt obligations                                15,749,526            5,892             (19,068)         15,736,350
-----------------------------------------------------------------------------------------------------------------------------
                                                         $25,363,846          $12,508            $(22,661)        $25,353,693
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

December 31, 1995
Government-backed securities                             $ 1,005,559          $   892           $      --         $ 1,006,451
Corporate debt obligations                                 6,857,352            4,126                  --           6,861,478
-----------------------------------------------------------------------------------------------------------------------------
                                                         $ 7,862,911          $ 5,018           $      --         $ 7,867,929
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


There were no realized gains or losses on sales of securities available-for-sale for the periods ended December 31, 1996, 1995 or 1994. Maturities of securities available-for-sale were as follows:


                                                              December 31, 1996                           December 31, 1995
                                                             Cost          Fair Value                Cost          Fair Value
-----------------------------------------------------------------------------------------------------------------------------

Due within one year                                   $11,755,088         $11,759,843          $7,152,505          $7,157,523
Due after ten years                                    13,608,758          13,593,850             710,406             710,406
-----------------------------------------------------------------------------------------------------------------------------
                                                      $25,363,846         $25,353,693          $7,862,911          $7,867,929
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------



NOTE 4.   INVENTORIES


Inventories consist of the following:

December 31,                                               1996           1995
--------------------------------------------------------------------------------

Raw materials                                       $1,023,182        $602,462
Work-in process                                        462,919              --
Finished goods                                          62,340              --
--------------------------------------------------------------------------------
                                                     $1,548,441       $602,462
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

December 31,                                               1996           1995
--------------------------------------------------------------------------------
Manufacturing and engineering equipment             $ 1,919,416     $1,436,684
Computers and software                                1,387,866        979,397
Office equipment and furniture                          637,114        252,574
--------------------------------------------------------------------------------
                                                      3,944,396      2,668,655

Less:  accumulated depreciation and amortization     (1,452,045)      (702,671)
--------------------------------------------------------------------------------
                                                    $ 2,492,351     $1,965,984
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Property and equipment includes assets under financing agreements with an original cost of $1,341,893 at December 31, 1996 and 1995, and net book value of $347,704 and $784,099 at December 31, 1996 and 1995, respectively. Depreciation expense related to these assets is included in total depreciation expense.

NOTE 6.   LONG-TERM OBLIGATIONS

The Company has entered into several financing agreements whereby it borrows funds in exchange for title to or a security interest in certain property and equipment. The agreements include purchase options and provide for monthly payments throughout the terms, which range from 36 to 48 months.

Minimum future payments under financing agreements at December 31, 1996 are summarized as follows:

For the years ending December 31:
  1997                                                                $485,289
  1998                                                                 221,505
  1999                                                                   8,618
--------------------------------------------------------------------------------
Total minimum payments                                                 715,412
Less amount representing executory costs                               (10,411)
Less amount representing interest                                      (80,041)
--------------------------------------------------------------------------------
Present value of minimum payments                                      624,960
Current portion                                                        409,207
--------------------------------------------------------------------------------
Noncurrent portion                                                    $215,753
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 7.   COMMITMENTS

The Company leases various office and operating facilities under an operating lease. The lease expires in 2001 and provides the Company with a cancellation option at the end of 1999 and a renewal option for two additional terms of three or five years each. Rental expense totaled $369,786, $329,009, and $128,581 for the years ended December 31, 1996, 1995 and 1994, respectively.

Minimum future payments under operating leases at December 31, 1996 are summarized as follows:

For the years ending December 31:
  1997                                                              $  490,865
  1998                                                                 490,865
  1999                                                                 490,865
--------------------------------------------------------------------------------
Total minimum payments                                              $1,472,595
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 8.   INCOME TAXES

At December 31, 1996, the Company had net operating loss carryforwards of approximately $24,000,000 and research and development credit carryforwards of approximately $217,000, net of carryforwards expected to expire before their complete utilization. The operating loss and research and development credit carryforwards begin to expire in the year 2008. Utilization of federal income tax carryforwards is subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. The Company's past sales of preferred and common stock have resulted in "ownership changes" as defined under
Section 382, resulting in limitations on the future use of carryforwards. These limitations are expected to result in the expiration of approximately $1,000,000 of net operating loss carryforwards and approximately $100,000 research and development credit carryforwards before their complete utilization.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance equal to the excess deferred tax assets over deferred tax liabilities due to the uncertainty of realizing the benefits of the net deferred tax assets. The Company's valuation allowance for deferred tax assets increased $4,689,000 and $2,783,000 during 1996 and 1995, respectively, primarily due to additional net operating loss carryforwards. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 were as follows:


                                                                                                     1996                1995
-----------------------------------------------------------------------------------------------------------------------------

Deferred tax assets:
  Net operating loss carryforwards                                                            $ 8,505,000         $ 3,910,000
  Research and development tax credit carryforward                                                328,000             350,000
  Financial statement accruals in excess of tax returns                                           223,000              38,000
  Deferred compensation                                                                            76,000             214,000
  Depreciation on financial statements in
     excess of tax returns                                                                         12,000                  --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                9,144,000           4,512,000
Deferred tax liabilities:
  Depreciation on tax returns in excess of financial statements                                        --             (57,000)
-----------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                       $ 9,144,000         $ 4,455,000
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Valuation allowance                                                                           $(9,144,000)        $(4,455,000)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


NOTE 9.   CAPITAL STOCK

CONVERTIBLE PREFERRED STOCK
Each share of convertible preferred stock carries certain information rights, registration rights, and protective provisions, and has voting rights in proportion to the number of common shares issuable upon conversion of the preferred stock. In conjunction with the completion of the Company's initial public offering, each share of preferred stock outstanding as of December 31, 1995 was converted into one share of common stock. No shares of preferred stock were outstanding at December 31, 1996.

COMMON STOCK
In 1996, the Company completed its initial public offering, selling 4,140,000 shares of common stock at $13 per share. In conjunction with the closing of this offering, the Company's Board of Directors approved an increase in the total number of authorized shares to 35,000,000, of which 30,000,000 are for common stock and 5,000,000 are for preferred stock.

Pursuant to Restricted Stock Purchase Agreements ("Agreements") dated on or about January 11, 1993, the Company sold 750,000 shares of common stock for $0.01 per share. Under the Agreements, 600,000 shares held by the founders are subject to repurchase by the Company under certain circumstances. The remaining 150,000 shares are unrestricted. At December 31, 1996, all restricted shares were released under the terms of the Agreement.

STOCK WARRANTS
During 1993 and 1994, the Company issued stock warrants to purchase 30,923 shares of the Company's series A preferred stock at $1.6169 per share, and warrants to purchase 21,250 shares of the Company's common stock at $4.25 per share, respectively, in connection with two of its lease financing agreements. On January 30, 1996, all warrants outstanding were exercised in a cashless transaction and 41,380 shares of common stock were issued based on the Company's initial public offering price of $13.00 per share.

EMPLOYEE STOCK PURCHASE PLAN
A total of 250,000 shares of common stock was reserved for issuance under the 1995 Employee Stock Purchase Plan ("Purchase Plan"). The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to 85% of the fair market value of the Company's common stock on the first day or the last day of the applicable 6-month offering period, whichever is lower. The Purchase Plan began on January 31, 1996, the effective date of the Company's initial public offering, and will terminate November 2005 unless terminated earlier in accordance with the provisions of the Purchase Plan.

STOCKHOLDER RIGHTS AGREEMENT On December 6, 1996 the Company adopted a Stockholder Rights Plan and declared a dividend distribution of one preferred share purchase right ("Right") for each outstanding share of the Company's common stock. Each Right entitles the stockholder to purchase one one-thousandth of a share of the Company's preferred stock at an exercise price of $75. The Rights become exercisable under certain limited circumstances involving acquisition of 15% or more of the Company's common stock and entitle the holder to purchase, at a price of $75, shares of common stock of the Company having a market value equal to twice the exercise price of the Right. The Rights are redeemable by the Company at $0.001 per Right at any time on or before the tenth day after a person or group announces an acquisition of 15% or more of the Company's common stock at $0.001 per Right. The Rights expire in December 2006.

COMMON STOCK RESERVED
The following shares of common stock were reserved at December 31:

                                                           1996           1995
--------------------------------------------------------------------------------

Stock option plans                                    2,162,593      2,432,693
Employee stock purchase plan                            228,099        250,000
Conversion of preferred stock                                --      6,190,341
Common stock warrants                                        --         21,250
Series A preferred stock warrants                            --         30,923
--------------------------------------------------------------------------------
                                                      2,390,692      8,925,207
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 10.  STOCK OPTION PLANS

A total of 2,500,000 shares of common stock has been reserved for issuance under the Company's 1993 Stock Plan ("Plan"). Stock options have been granted and are available for grant to officers, employees, and consultants of the Company. Options under the Plan are either incentive stock options, granted at prices equal to the fair market value of common shares at the date of grant, or nonqualified options granted at exercise prices determined by the Board.
Options generally carry 10-year terms and vest 25% after the first year and ratably each month for the next three years. Certain bonus incentive options granted to employees, however, are subject to accelerated vesting upon completion of certain milestones. The Plan also provides for the issuance of stock purchase rights. No stock purchase rights were outstanding at December 31, 1996. The Plan will terminate in November 2005 unless terminated earlier in accordance with the provisions of the Plan.

During 1995, the Company's Board of Directors granted options to purchase 113,472 shares of common stock at exercise prices below the fair market value of common shares at the date of grant. Compensation expense related to these grants is being amortized over the vesting period. The Company recognized $166,897 and $628,013 of compensation expense related to these grants under APB 25, during 1996 and 1995, respectively.

Under the Company's 1995 Director Option Plan ("Director Plan"), a total of 150,000 shares of common stock was reserved for issuance. Under the terms of the Director Plan, nonemployee directors are granted options to purchase shares of common stock on the date such person first becomes a director and annually thereafter. These options are granted at prices equal to the fair market value of common stock at the date of grant and vest over a period not to exceed three years. The Director Plan will terminate November 2005 unless terminated earlier in accordance with the provisions of the Director Plan. Because the terms of the Director Plan are substantially equivalent to the 1993 Stock Plan, no separate disclosure of information under Statement 123 is provided.

The fair value of stock options used to calculate pro forma net loss and net loss per share disclosures was determined using the Black-Scholes option-pricing model with the following assumptions in effect on the option grant date: risk-free interest rate of 5.2% to 7.0%; expected volatility of 40% to 70%; expected holding period of 1.4 to 2.7 years from the vest date; and a dividend yield of 0.0%. The Company's pro forma net loss and net loss per share under Statement 123 are as follows:


                                                                                                     1996                1995
-----------------------------------------------------------------------------------------------------------------------------

Net loss, as reported                                                                        $(12,006,888)        $(7,473,562)
Compensation expense recognized under APB 25                                                      166,897             628,013
Pro forma compensation expense under Statement 123                                             (2,491,790)           (693,977)
-----------------------------------------------------------------------------------------------------------------------------
Pro forma net loss under Statement 123                                                       $(14,331,781)        $(7,539,526)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Pro forma net loss per share:
  Using actual weighted average shares outstanding                                           $      (1.33)        $     (2.79)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
  Using pro forma weighted average shares outstanding                                        $      (1.28)        $     (1.02)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


Under Statement 123, compensation expense representing the fair value of the option grant is recognized over the vesting period. The initial impact on pro forma net loss may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in earnings.

A summary of the Company's stock option activity, and related information for the years ended December 31, 1996 and 1995 is as follows:


                                                  1996                          1995                            1994
                                        -------------------------     -------------------------       -----------------------
                                                        Weighted-                     Weighted-                     Weighted-
                                                          Average                       Average                       Average
                                                         Exercise                      Exercise                      Exercise
                                           Options          Price        Options          Price        Options          Price
-----------------------------------------------------------------------------------------------------------------------------

Balance, beginning of year               1,361,146         $ 3.09        804,525          $0.17        537,000          $0.10
Granted:
  At market prices                         640,643          13.68        658,762           6.17        309,750           0.27
  Below market prices                           --             --        113,472           0.44             --             --
Exercised                                 (274,475)          0.24       (215,082)          0.16         (2,225)          0.10
Forfeited                                  (18,247)         10.47           (531)          0.40        (40,000)          0.10
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                    1,709,067          $ 7.44     1,361,146           $3.09        804,525          $0.17
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Exercisable at end of year                467,950          $ 3.03        310,158          $0.50        169,206          $0.10
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value
  of option grants:
    At market prices                         $6.96                         $3.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
    Below market prices                         --                         $7.41
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


The following information is provided for options outstanding and exercisable at December 31, 1996:


                                        Outstanding                             Exercisable
                      ----------------------------------------------    ----------------------------
                                                    Weighted-Average
       Exercise                         Weighted-          Remaining                       Weighted-
          Price       Number of           Average        Contractual     Number of           Average
          Range         Options    Exercise Price        Life (Years)      Options    Exercise Price
----------------------------------------------------------------------------------------------------

 $ 0.10 -  0.70         674,806            $ 0.30                7.5       336,812            $ 0.29
   9.00 - 10.00         409,678              9.60                8.9       112,489              9.60
  11.00 - 15.75         624,583             13.74                9.5        18,649             12.97
----------------------------------------------------------------------------------------------------
 $ 0.10 - 15.75       1,709,067            $ 7.44                8.6       467,950            $ 3.03
----------------------------------------------------------------------------------------------------


NOTE 11.  LITIGATION

In 1995, Physio-Control Corporation ("Physio-Control"), a competitor of the Company, filed a lawsuit in Washington state court alleging trade secret misappropriation and tortious interference with business relations against the Company and five of its employees and their spouses in connection with development of ForeRunner. These employees were founders of Heartstream and former employees of Physio-Control. The complaint includes related allegations that the five employees breached proprietary information agreements with Physio-Control. The complaint seeks injunctive relief, unspecified monetary damages and an order declaring Physio-Control the owner of certain patent applications filed by the Company and any patents that may issue from those applications. Heartstream has filed counterclaims against Physio-Control. The pending litigation has resulted and will continue to result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. If the court finds against the Company, the Company could be enjoined from manufacturing or commercializing its ForeRunner product, the Company could be required to seek licenses from Physio-Control, and the Company could also be held liable for damages. The litigation is currently in the discovery phase with a trial date set for September 1997. The Company has conducted a review of its technology in light of the Physio-Control claims and, after consultation with its intellectual property and litigation counsels, believes that the Company should prevail in the litigation based on several defenses including, among other things, the Company's conclusion that it has independently developed the technology at issue. However, litigation is subject to inherent uncertainties, especially in cases such as this where complex technical issues may be decided by a lay jury. Accordingly, no assurance can be given that the lawsuit will not be decided against the Company. Adverse determinations in the litigation with Physio-Control could have a material adverse effect on the Company's business, financial condition and results of operations.

On January 7, 1997, the Company was awarded a patent relating to the Company's defibrillator self-test technology. On January 10, 1997, the Company filed a lawsuit against Physio-Control for infringement of this patent. Physio-Control has filed a counterclaim charging infringement of one of its patents by the Company. The litigation is at a very early stage and a trial date has not yet been determined.

REPORT OF MANAGEMENT

The management of Heartstream, Inc. ("Company") is responsible for the preparation and integrity of the Company's financial statements and other financial information presented in this annual report. The financial statements were prepared in accordance with generally accepted accounting principles, and include amounts based on management's estimates and judgment. Management maintains accounting systems and other internal controls to ensure reliability of the financial statements and to provide reasonable assurance that transactions are properly authorized and recorded, and assets are safeguarded.

The Company engaged Ernst & Young LLP, independent auditors, to audit the Company's financial statements. Their accompanying report is based on an audit performed in accordance with generally accepted auditing standards and considers the Company's internal control structure.

The Audit Committee of the Board of Directors is composed entirely of outside directors. The Audit Committee will meet periodically with management and the independent auditors to discuss financial results, development and operation of internal controls, and results of independent audits. The Audit Committee will also meet with the independent auditors in the absence of management on a periodic basis.


/s/ Alan J. Levy                        /s/ Gary Onn

Alan J. Levy, Ph.D.                     Gary Onn
President and                           Director of Finance
Chief Executive Officer                 and Administration
                                        Principal Accounting Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Heartstream, Inc.

We have audited the accompanying balance sheets of Heartstream, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartstream, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Seattle, Washington
January 22, 1997

CORPORATE DIRECTORY AND INFORMATION



OFFICERS                          Michael J. Levinthal+               INQUIRIES
Alan J. Levy, Ph.D.               General Partner,                    Communications regarding
President and                     MAYFIELD FUND                       stock transfer matters,
Chief Executive Officer                                               stock certificates, address
                                  Alan J. Levy, Ph.D.                 changes, etc., should be
Lori J. Glastetter                President and                       directed to the Transfer Agent
Vice President,                   Chief Executive Officer             at the address listed on this
Regulatory Affairs and                                                page.
Quality Assurance                 Kurt C. Wheeler+
                                  President, Chief Executive          Inquiries regarding Company
Curtis R. Hafner                  Officer and Director,               financial information should
Vice President,                   INCONTROL, INC.                     be directed to Investor
Engineering                                                           Relations at the Company
                                  HEADQUARTERS                        address listed on this page.
Kenneth M. Jenkins, Ph.D.         2401 Fourth Avenue,
Vice President,                   Suite 300                           Form 10-K can be obtained
Manufacturing                     Seattle, WA  98121                  without charge by contacting
                                  (206) 443-7630                      Investor Relations at the
Carlton B. Morgan                                                     Company address listed on
Vice President,                   LEGAL COUNSEL                       this page.
Research                          Wilson Sonsini
                                  Goodrich and Rosati                 STOCK MARKET INFORMATION
Keith M. Serzen                   650 Page Mill Road                  As of March 7, 1997, there
Vice President,                   Palo Alto, CA  94304-1050           were approximately 2,000
Sales and Marketing                                                   beneficial owners of the
                                  INDEPENDENT AUDITORS                Company's common stock.  The
James R. Shay                     Ernst & Young LLP                   Company has not paid
Chief Legal Counsel               999 Third Avenue,                   dividends on its common
and Secretary                     Suite 3500                          stock.
                                  Seattle, WA  98104
DIRECTORS                                                             The following table sets
Ellen M. Feeney*                  TRANSFER AGENT                      forth, for the periods since
General Partner,                  ChaseMellon                         the Company's initial public
Weiss, Peck & Greer               Shareholder Services                offering on January 31, 1996,
VENTURE PARTNERS, LLC             520 Pike Street, Suite 1220         the high and low sales prices
                                  Seattle, WA  98101                  for the Company's common stock
Frank M. Fischer+                                                     as reported by the Nasdaq
President,                        ANNUAL MEETING                      National Market under the symbol
Chief Executive                   The annual meeting will be          "HTST."
Officer and Director,             held on Tuesday, April 29,
VENTRITEX, INC.                   1997, at 10:00 a.m., at             Quarter ended:      High      Low
                                  The Edgewater                       March 31, 1996      $17 1/2   $13
Wende S. Hutton*                  2411 Alaskan Way                    June 30, 1996        15 3/4    12 5/8
General Partner,                  Seattle, WA  98121                  September 30, 1996   17 1/2     7 3/4
MAYFIELD FUND                                                         December 31, 1996    17        10 1/2

Mark B. Knudson, Ph.D.*                                               * Denotes member of the Audit
Managing Partner,                                                       Committee
MEDICAL INNOVATION PARTNERS                                           + Denotes member of the
                                                                        Compensation Committee